The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE [redacted] W1A 2AY
TELEPH[redacted]

02 DEC 18 AM 9:16

02060698

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

SUPPL

10th December, 2002.

Attn: Filing Desk - Stop 1-4

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th December 2002, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 9th December 2002, confirming that Merrill Lynch & Co., Inc. and its affiliates have ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each; and,

(b) a news release dated 9th December 2002, announcing that Eric Nicoli, the Chairman of EMI Group plc, would be giving a presentation on 10th December 2002 at the UBS Warburg 30th Annual Media Week Conference in New York.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dlw 12/20

Enc.

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/56

Company Announcements Office,
London Stock Exchange.

9th December, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated and received by fax on 9th December 2002 that, as at 9th December 2002, Merrill Lynch & Co., Inc. and its affiliates ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 02/57

LONDON, 9 DECEMBER 2002 – Eric Nicoli, chairman of EMI Group, will give a presentation tomorrow at the UBS Warburg 30th Annual Media Week Conference in New York.

The presentation, which will start at 8am EST, will discuss the performance and drivers of EMI's two main divisions – EMI Recorded Music and EMI Music Publishing.

The conference is due to be webcast at www.ubswarburg.com.

-ENDS-

For further information contact:

Amanda Conroy, tel: 020 7667 3216
Richard O'Brien, tel: 020 7667 3254
at EMI Group, London.